Dear Fellow Shareholders:

We are writing to you in response to the opposition statement of the Board of Trustees of Madison Strategic Sector Premium Fund (“MSP”) to the following shareholder proposal submitted by Merlin Partners LP:

RESOLVED: The shareholders of Madison Strategic Sector Premium Fund (“MSP” or the “Fund”) request that the Board of Trustees authorize a self-tender offer for all outstanding common shares of the Fund at or close to net asset value (NAV). If more than 50% of the Fund’s outstanding common shares are submitted for tender, the Board is requested to cancel the tender offer and take those steps that the Board is required to take to cause the Fund to be liquidated or converted into an exchange traded fund (ETF) or an open-end mutual fund.

MSP’s response provided a wide-range of reasons as to why shareholders should vote against the proposal.  However, as discussed below, we believe the reality is MSP’s Board has failed in its duty to effectively address the Fund’s long-term, persistent double-digit discount, and the Board’s reasons for not supporting the proposal do not appear to carry much weight.  We fear the reasons could be nothing more than excuses from the Fund’s Board to gloss over sub-par performance and the historic failure to manage the discount to NAV.

Board Must Act in Best Interests of All Shareholders Not Just Those it Deems “Long-Term”

Among the reasons was the following:

•	The Board believes that a tender offer is not in the best interests of the Fund's long-term shareholders. A tender offer would primarily benefit opportunistic short-term investors in the Fund, providing them a quick financial gain at the expense of the Fund’s long-term shareholders.

We believe that corporate boards do not have the right to distinguish between what a long-term shareholder is entitled to versus a short-term shareholder.  Boards have a fiduciary obligation to act in the best interests of all shareholders.  So, the duration of ownership should be irrelevant when it comes to making the appropriate capital allocation decisions that best maximize shareholder value.

We fear that the Board’s argument that a tender offer could be at the expense of long-term shareholders could really mean that the Board is more concerned about Madison Asset Management continuing to collect all of its investment advisory fees than the best interests of all shareholders.

For the record, we have held shares in Madison Strategic Sector Premium Fund for over 2.5 years.  Whether we have owned shares for two or ten years is irrelevant.  What is relevant is the long-term double digit discount to NAV and overall underperformance of MSP.

Fund Underperformed its CEF Peers in CBOE Study Referenced by Board

The Board’s opposition statement pointed out the CBOE Commissioned study “Performance Analysis of Options-Based Equity Mutual Funds, CEFs, and ETFs” and that “MSP’s annualized yield consistently and substantially exceeds the average distribution yield of options-based funds.”  What the opposition statement failed to point out is that both Madison Strategic Sector Premium Fund (“MSP”) and Madison Covered Call & Equity Strategy Fund (“MCN”) have underperformed the closed-end fund peer group used in the CBOE study.  The study included CEFs, mutual funds, and ETFs, but looking at just MSP’s true peers (closed-end funds), there were 22 closed-end funds in the analysis (including MSP and MCN).  The data below illustrates MSP’s total return and average discount as of August 5, 2016 versus the average of the 20 CEFs mentioned in the study.

	Average Discount to Net Asset Value ("NAV")[1]
	1 YR	2 YR	3 YR	5 YR	7 YR	10 YR
CEFs in CBOE Study:
Madison Strategic Sector Premium Fund	(12.31)	(12.06)	(12.09)	(12.29)	(11.93)	(11.11)
Madison Covered Call & Equity Strategy Fund	(12.42)	(11.61)	(11.59)	(11.41)	(10.66)	(10.13)
CBOE CEFs in Study Average	(7.12)	(6.48)	(6.72)	(7.42)	(6.66)	(6.87)

	TotalShareholderReturns[1]
	1YR	2YR	3YR	5YR	7YR	10YR
CEFs in CBOE Study:
Madison Strategic Sector Premium Fund	13.18%	13.06%	30.87%	61.45%	95.33%	57.00%
Madison Covered Call & Equity Strategy Fund	8.54%	9.46%	25.71%	54.49%	83.09%	42.51%
CBOE CEFs in Study Average	5.13%	13.96%	31.19%	79.80%	105.72%	71.70%

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1 Source:  FactSet Research Systems, Inc. for discount and returns data as of 8/5/16.

The highlighted items are the periods in which MSP & MCN underperformed the average of the other 20 closed-end funds used in the study.  As you can see MSP & MCN had materially worse discounts to NAV over all time periods, and both funds underperformed on a total return basis in 5 of the 6 time periods.

Board’s Failure to Actively Reduce the Discount has Allowed the Discount to Remain High

The Board’s opposition statement pointed out that “discounts to NAV are overwhelmingly common among closed-end funds,” which is true, but many discounts to NAV do not make discounts to NAV good for shareholders.

The opposition statement also stated: “the shareholder proposal also does not take into account the strong commitment of the Adviser and the Board to act in the best interests of the Fund and its shareholders as demonstrated by the actions taken over the years to enhance shareholder value.”  This statement does not appear to be supported by facts.  As evidenced by the table above and the fact (as mentioned in our proposal) that despite 10 years of average double-digit NAV discounts the Board has never authorized a tender offer or increased annual dividend distributions since 2010.  These facts support the contention that the Board has not made a commitment to enhancing shareholder value by reducing the discount to NAV.

The opposition statement is quick to point out that the Fund’s discount has recently improved and was at 8.69% as of June 14, 2016.  However we believe the lowering of the discount is a function of a pending annual meeting and shareholders expressing their frustration over the Board’s insufficient efforts to maximize shareholder value.  We believe that unless the Board actively takes steps to reduce the discount, as discussed in the proposal, the Fund will return to the status quo following the meeting, meaning a double-digit discount to NAV.

Board’s Proposed Merger Undercuts its Position Against the Shareholder Proposal

Other reasons provided by the Board for advising against either a tender offer or open-ending of the Fund included:

•	Transaction costs and tax consequences to remaining shareholders

•	Liquidation is also a lengthy and costly process with many of the same disadvantages detailed above relating to a tender offer

However, such concerns did not stop the Board from proposing the merger between MSP and MCN, and such merger could have resulted in transaction costs and a lengthy and costly process (as indicated in the Fund’s May 9th press release).

Indeed, the Board’s proposal of the merger undercuts the Board’s opposition to the shareholder proposal because despite the “rosy” discount picture painted by the board in its opposition statement, the May 9th merger announcement stated that the merger could provide “the opportunity to reduce the market discount of the Funds’ prices from their net asset values per share”.  In other words, the Board acknowledged that lowering the Fund’s discount was beneficial and they were in favor of the merger, in part, because it might help lower the discount.

Of course, lowering the discount through the proposed merger would have ensured that Madison Asset Management was able to continue collecting all its fees at the combined NAV of the two funds.  Perhaps this was the focus of the Board?

That said, a merger followed by tender offer could be beneficial to shareholders.  For example, the recently announced merger between JPMorgan China Region Fund and another fund included the provision that if the merger successfully closes, the successor fund would seek to purchase 50% of the successor fund’s issued shares at NAV.

Please Vote in Favor of the Shareholder Proposal

We remain convinced that the discount solutions mentioned in our proposal remain the most viable means for MSP shareholders to receive NAV for all or a portion of their shares.

Although our shareholder proposal is non-binding, we encourage all shareholders to vote in favor of the proposal to ensure that the Fund’s Board understands that shareholders want them to maximize shareholder value.  If this proposal passes and the Board does not follow through with its implementation we will explore all options to determine how to most effectively ensure the board acts in the best interests of all shareholders.

Sincerely,

Merlin Partners LP

PLEASE NOTE:  We are not asking for your proxy card.  Please do not send us your proxy card.  Please vote your proxy card, voting “FOR” the shareholder proposal, and return it to MSP.